January 21, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Andatee China Marine Fuel Services Corporation
Registration Statement on Form S-1
Registration No. 333-161577 (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Rodman & Renshaw, LLC and Newbridge Securities Corporation as representatives of the several underwriters, respectively request that the effective date of the Registration Statement filed by Andatee China Marine Fuel Services Corporation be accelerated and that such registration become effective at 4:30 p.m., Washington Eastern Standard Time, on January 25, 2010, or as soon thereafter as practicable. In connection with the foregoing, please be advised that the Preliminary Prospectus dated January 4, 2010, has been distributed to the following persons approximately in the amount shown.

Sent to Underwriters	1,430
Sent to Dealers	250
Sent to Institutional Investors	140
Sent to Others	850
Total:	2,670

We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement including the applicable Prospectus delivery requirements contained in the Securities Act and the Securities Exchange Act of 1934.

Very truly yours

Rodman & Renshaw, LLC

By:	/s/ David Horin
Title:	Chief Financial Officer

Newbridge Securities Corporation

By:	/s/ Douglas K. Aguililla
Title:	Executive Managing Director - Investment Banking